Filed by Lionheart III Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lionheart III Corp

Commission File No. 001-41011

trueGold’s Growth Gains Momentum as it Welcomes Two New Strategic Investors, Partners and Board Members

MELBOURNE, Australia, Aug. 22, 2022 /PRNewswire/ — trueGold Consortium is a subsidiary of Security Matters (SMX), a tech company that focus on providing a complete transparent mine-to-refinery to marketplace, to final product as well as to recycle/reuse; ethical supply chain assurance and digital blockchain platform solution for the entire gold industry. Based in Australia, trueGold welcomes strategic investors and partners, Ava Global Logistics and Alberto Morales, who join the growing consortium with a pre-money valuation of AUS$60million. In addition, Grant Angwin has been appointed the Chairperson who will lead the Gold Industry Advisory Board and Jason Waters will join the Board of Directors.

Strategic Partners, Ava Global Logistics and Alberto Morales

The two latest investors joined trueGold Consortium – a jointly held company of SMX and W.A. Mint Pty Ltd, a wholly-owned subsidiary of The Perth Mint, Australia (44% each), seeking a complete mine-to-marketplace ethical gold supply chain assurance and to tangibly authenticate and provide irrefutable proof of quality, quantity, and origin of gold for credible ESG reporting in real-time.

Established in 2016, Ava Global Logistics is a market leader in secure international logistics and risk management solutions, trusted by some of the most security-conscious financial services, mining, industrial and government clients.

“Ava Global understands the importance and need for reliable technology that will provide greater levels of security and transparency for clients, which can accurately verify the origination and certify ESG compliance in real-time of globally stored and transported gold. And so, we are pleased to be associated with trueGold and look forward to our collaborative efforts, both commercially and on the Gold Industry Advisory Board,” said Chris Fergus, CEO of Ava Global Logistics.

With over 30 years of experience in corporate finance, mergers, and acquisitions, founder of major Latin American silver producer Andean Precious Metals Corp (TSX-V: APM), Alberto Morales, foresees the increasing importance of ESG practices globally.

“I am excited to be involved in this innovative and revolutionary technology that verifies physically and digitally the full traceability of gold from origination to finished product in real-time to build an accurate and reliable ESG verification system. What impresses me most is the ability of the trueGold system and its blockchain platform to verify and provide full traceability of the gold even if it has been melted and reformed into a new product,” he said.

Currently, other technologies available are a ‘check and verify’ system of the suppliers whilst trueGold’s technology provides full traceability for gold from mine to product, to recycling, and back to refining.

Solidifying the Advisory Board and Board of Directors

Following the joining of AVA Global Logistics and Alberto Morales, trueGold also appointed Grant Angwin as the Independent Chairperson of the Gold Industry Advisory Board and Jason Waters, CEO of The Perth Mint, to the trueGold Board of Directors.

The trueGold Consortium is confident that Angwin’s 40-year experience in the gold industry, most recently as President of Asahi Refining NA – the world’s largest gold and silver refiner – will strengthen the Gold Industry Advisory Board’s activities to facilitate the delivery of its advice, developing and approving its forward work program and facilitating discussions between members.

The trueGold Industry Advisory Board consists of members from the gold industry, who will actively participate in the adoption and commercialization of trueGold’s technological offerings and be an advocate and a promoter of trueGold within the gold industry.

Additionally, the appointment of Jason Waters, currently serving as The Perth Mint CEO, is expected to be a strong positive contributor on the trueGold Board, in developing a reliable and credible ESG verification tech solution and digital platform for the global gold supply chain.

“We look forward to continuing the strong alliance between The Perth Mint and trueGold with the shared objective to provide the gold industry with an industry wide solution to help provide both tangible and blockchain solutions that not only help to enable full transparency of the entire supply chain of the gold industry but also credibly verify the gold’s provenance after the finished product has been recycled,” said Hugh Morgan AC, Chair of trueGold Consortium.

trueGold, Providing Full Transparency from Mine to Recycling and Back to Refining

trueGold uses SMX tech application to ensure circular economy practices in the gold industry. As well as to provide the world’s first ethical gold supply chain assurance solution that spans the whole gold value chain from mine to refinery to terminal market through recycling and back again to refinery.

The company enables accurate, credible, and transparent ESG reporting capabilities by creating a digital twin to the physical object via a shared blockchain platform with all the players along the gold value chain. It is also increasing interconnectedness between miners, refiners, financiers, bullion traders and buyers, manufacturers, and recyclers, and delivering transparency and assurance based on science and technology – not paper-based.

trueGold technology also simplifies tracking in the gold industry to comply with ESG practices through One Digital Blockchain Platform that allows a decentralized supply chain for the verification of gold, using one technology and one service provider from mine to client and recycling, and a B2B trading platform for gold.

Growing on Solid Foundation: SMX’s Announced Business Combination with Lionheart III Corp

In July, SMX had announced its plans to enter into a business combination with Lionheart III Corp (NASDAQ: LION), a special acquisition purpose company, expected to be valued at US$360 million.

The value reflects an implied pre-money valuation of the company of US$200 million and an expected post-transaction cash balance of US$116 million, assuming no redemptions by Lionheart’s public stockholders (noting that recent SPAC transactions have been characterized by high redemption rates). The transaction is anticipated to close in the 4th quarter of 2022.

Additional information about the merger and proposed transaction is provided in a current report on form 8-K filed by Lionheart with the U.S. Securities and Exchange Commission on July 26, 2022 and available at www.sec.gov.

About trueGold Consortium

trueGold seeks to be an essential part of every gold trade both physically and digitally – as a global industry standard, providing the most secure and fully transparent traceability tech solution, from the mine to market to finished product. Thus, enabling companies and brands to meet their ESG regulations and obligations tangibly and measurably.

trueGold uses both the SMX tech applications that offer an advanced next-generation technology that can invisibly mark and store multiple data at a molecular level, in solids, liquids, or gas; as well as its blockchain digital platform.

About Security Matters Limited

Security Matters has commenced the commercialization of its unique, patented technology that uses a hidden chemical-based ‘barcode’ designed to permanently and irrevocably ‘mark’ any object, be it solid, liquid or gas. The barcode is read using the company’s unique ‘reader’ to access the corresponding stored data, recorded, and protected using blockchain technology.

About Lionheart III Corp

Lionheart III Corp is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. For more information, visit: https://lheartcapital.com/our-companies/lionheart-iii/.

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), a registration statement on Form F-4 (the “Form F-4”) is expected to be filed by Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (the “Parent”) with the U.S. Securities and Exchange Commission (the “SEC”). Upon

the closing of the proposed business combination, it is expected that the Parent will be the ultimate parent of Lionheart III Corp (“Lionheart”) and Security Matters Limited (“SMX”). The Form F-4 will include a preliminary proxy statement / prospectus to be distributed to holders of Lionheart’s common stock in connection with Lionheart’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lionheart and SMX urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus included therein and the amendments thereto as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about SMX, Lionheart, the Parent and the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Lionheart’s stockholders as of the record date established for voting on the proposed business combination. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to:

Lionheart III Corp, 4218 NE 2nd Avenue, Miami, Florida 33137.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. Lionheart, SMX, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Lionheart’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Lionheart’s directors and executive officers in Lionheart’s Annual Report on Form 10-K filed with the SEC on April 14, 2022, and other reports filed with the SEC. Additional information regarding the participants will also be included in the Form F-4 that includes the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, including the identification of a target business and potential business combination or other such transaction, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the annual report on Form 10-K filed by Lionheart on April 14, 2022. Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of SMX and Lionheart to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Lionheart or equity holders of SMX is not obtained; (iii) failure to realize the anticipated benefits of the proposed business combination; (iv) SMX’s limited operating history; (v) SMX’s ability to grow and manage its growth effectively; (vi) SMX’s ability to execute its business plan; (vii) SMX’s estimates of the size of the markets for its products; (viii) the rate and degree of market acceptance of SMX’s products; (ix) SMX’s ability to identify and integrate acquisitions; (x) SMX’s future investments in its technology and operations; (xi) potential litigation involving Lionheart or SMX or the validity or enforceability of SMX’s intellectual property; (xii) risks relating to the uncertainty of the projected financial information with respect to SMX; (xiii) the effects of competition on SMX’s business; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for SMX’s products and services; (xvii) the amount of redemption requests made by Lionheart’s public stockholders; (xviii) the amount of cash available following any redemptions by Lionheart stockholders; (xix) the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; (xx) the ability of Lionheart or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and such other risks and uncertainties as are discussed in the Lionheart’s annual report on Form 10-K filed with the SEC on April 14, 2022 and the proxy statement to be filed relating to the proposed business combination. Other factors include the possibility that the proposed business combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Lionheart expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Lionheart’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.